U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                   FORM 5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Horler Holdings Limited
    PO Box 71, Craigmuir Chambers
    Road Town, Tortola, British Virgin Islands

2.  Issuer Name and Ticker or Trading Symbol

    Regal International, Inc.

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    Not Applicable

4.  Statement for Month/Year)

    February 1996 and September 1996

6.  Relationship of Reporting person to issuer

    10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

    not applicable


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Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security

    (A) - 9% Secured Convertible Promissory Note
    (B) - 9% Secured Convertible Promissory Note
    (C) - 9% Secured Convertible Promissory Note

2.  Conversion or Exercise Price of Derivative Security

    (A) - 0.0302
    (B) - 0.0302
    (C) - 0.0302

3.  Transaction Date (Month/Day/Year)

    (A) - 02/19/96
    (B) - 09/10/96
    (C) - 09/11/96

4.  Transaction Code

    (A) - J - The Note was issued by Regal International, Inc. in connection with acquisition of Acewin Profits Limited.
    (B) - J - The Note was issued by Regal International, Inc. in connection with acquisition of Westronix Limited.
    (C) - J - The Note was redeemed by Regal International, Inc. in connection with disposition of Acewin Profits Limited.

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

    (A) - (A) $13.5 million
    (B) - (A) $30 million
    (C) - (D) $13.5 million

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable

    (A) - 01/31/96
    (B) - 09/10/96
    (C) - 01/31/96

    Expiration Date

    (A) - 01/31/99
    (B) - 09/10/99
    (C) - 01/31/99

7.  Title and Amount of Underlying Securities

    Title

    (A) - Common Stock $0.01 par value
    (B) - Common Stock $0.01 par value
    (C) - Common Stock $0.01 par value

    Amount or Number of Shares

    (A) - 447,019,867
    (B) - 993,377,483
    (C) - 447,019,867

10.  Ownership of Derivative Security: Direct (D) or Indirect (I)

    (A) - D
    (B) - D
    (C) - D

/s/ Mico Chung                        02/14/97
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Mico Chung                            Date
Reporting Person